Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
May 12, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to a comment from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company delivered to us via conference call on May 11, 2006 (the “Comment”), which Comment requested that the Company include disclosure on page 108 and in Note 15 to the financial statements to clarify the conditions under which cumulative dividends are payable on the preferred stock of the Company. We confirm that we will be adding a new third sentence to the “Dividend Preference” paragraph on page 108, which will provide the following:
     “Accumulated dividends are only payable when and if declared by the Board of Directors, other than upon a conversion of the Series A and B Preferred Stock into common stock or as part of the Liquidation Preference of the Series A and B Preferred Stock (as described below under “Liquidation Preference”).”
We also confirm that we will be adding an additional paragraph to the end of Note 15 on page F-22, which will provide following:

Securities and Exchange Commission
May 12, 2006

“Holders of Series A and Series B preferred stock are entitled to receive cumulative dividends on a pari passu basis, at the Dividend Rate in preference to any declaration or payment of any dividend on the common stock. The “Dividend Rate” is $0.56448 per year for Series A preferred stock and $0.6389712 per year for Series B preferred stock. Accumulated dividends are only payable when and if declared by the Board of Directors, other than upon a conversion of the Series A and B preferred stock into common stock or as part of the liquidation preference of the Series A and B preferred stock. Upon conversion of each share of Series A and Series B preferred stock, the holder will be entitled to receive the accrued but unpaid dividends on such share, whether declared or not, payable in such number of shares of common stock as determined by dividing (i) such amount of accrued but unpaid dividends by (ii) (a) the fair market value per share of the common stock (if the conversion is not in connection with a public offering) or (b) the public offering price (if the conversion is in connection with a public offering of the common stock).”
We are filing Amendment No. 9 to the Registration Statement (“Amendment No. 9”) in response to the Comment and to include such additional disclosure.
     The Company advises the Staff that it has filed a copy of Amendment No. 9, which has been marked to show changes from Amendment No. 8 to the Registration Statement filed on May 9, 2006. In addition, the Company has provided the Staff with three marked copies of Amendment No. 9 under separate cover.
     Immediately following the filing of Amendment No. 9, we are also filing by EDGAR and submitting by facsimile the letters requesting acceleration of effectiveness of the Registration Statement by the Company and the underwriters for Tuesday, May 16, 2006. As per our discussions, we hope that this request will be accommodated.

Securities and Exchange Commission
May 12, 2006

     Please contact the undersigned at 650.843.7550 or Jodi Lashin of our New York office at 212.309.6334 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ Thomas W. Kellerman
Name:	Thomas W. Kellerman

cc:	Margaret Fitzgerald
Todd K. Schiffman
Timothy A. Geishecker